[MILLER & MARTIN PLLC LETTERHEAD]
December 8, 2008
Via Federal Express
Ms. Allicia Lam
U. S. Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Trident Bancshares, Inc. Registration Statement on Form S-1 Filed: September 3, 2008 File No. 333-153313
Dear Ms. Lam:
     Enclosed please find three marked copies of the captioned issuer’s second amendment to its Form S-1 (marked to highlight changes to pre-effective no. 1). With respect to your November 21, 2008 letter, we have made the following revisions. For your convenience, we have restated your comment with the answer following the comment. Page references in our responses are to the enclosed marked version.
Form S-1
General
1.	We note your response to our prior comment 1 and we reissue that comment. You state that some of the warrants are immediately exercisable. Please register the securities underlying these warrants or explain the basis for your determination that such registration is not required. If you determine registration is not required, please address why the offer of the immediately exercisable warrants is not a current offer of the underlying common stock.

Answer:	The company has registered the common shares underlying the immediately exercisable warrants. As explained in footnote 1 to the Calculation of Registration Fee table, these consist of up to 78,220 common shares underlying immediately exercisable organizer warrants (i.e., those that can be tied to the holder’s financial risk undertaken during the organizational phase) and 6,000 common shares underlying immediately exercisable consultant warrants. We believe that the subsections entitled “Warrants for Organizers” at page 34 and “Warrants Granted to a Consultant” at page 35 contain the required disclosures under Item 202(c) of Regulation S-K.

Risk Factors, page 6
2.	We note your response to our prior comment 9 and we reissue that comment in part. Please include a risk factor discussing the fact that investors cannot revoke their subscriptions at any time during the offering period.
Answer:        We have added the requested risk factor.
Facilities, page 27
3.	We note your response to our prior comment 11 and we reissue that comment. On page F-11, you state that you are currently negotiating the lease for the main office location. Please revise your disclosure on page 27 to clarify that the company is in the process of negotiating the lease.
Answer:        We have revised this subsection to clarify that the lease remains in negotiation.
Financial Statements
4.	Please update the financial statements as required by Rule 3-12 of Regulation S-X. Please also revise Note 1 to the financial statements to update the minimum number of shares the organizers and proposed directors plan to purchase.
Answer:	We have updated the financials through September 30, 2008. With respect to your comment regarding Note 1, the company has been advised by its auditors that the June 30, 2008 financials, including the notes, should not be revised as they speak as of the date of the financials and the information was correct as of June 30, 2008. The Company’s auditors referred the company to AU Section 560.08, which generally states that events occurring after the date of the original issuance of financial statements should not result in an adjustment unless necessary to correct an error or as necessary for prior period adjustments. Please note that the footnotes to the September 30, 2008 interim financials have been updated to reflect the change in the minimum number of shares the organizers and proposed directors plan to purchase.
* * * * * * * * * * * * *

     Please feel free to call me at (404) 962-6442 if you have any questions regarding the amended Form S-1 or the responses contained in this letter. We look forward to working with you during the review process.

Sincerely, MILLER & MARTIN PLLC
/s/ Michael P. Marshall, Jr.

MPM:eha
Enclosures
cc:  Pin Pin Chau